Exhibit 2

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Sale of Common Stock	(10,000)	1.4700	09/10/2025
Sale of Common Stock	(1,879)	1.5011	09/11/2025
Sale of Common Stock	(5,203)	1.5542	09/15/2025
Sale of Common Stock	(114,316)	1.8723	09/16/2025

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	10,000	1.8745	07/25/2025